Exhibit 99.1

AMAZON.COM ANNOUNCES 4TH QUARTER PROFIT
Exceeds sales and profit objectives
Lower prices for customers drove sales and profits
Introduces everyday free Super Saver Shipping option for orders over $99

SEATTLE—(BUSINESS WIRE)—Jan. 22, 2002—Amazon.com, Inc. (NASD: AMZN) today announced financial results for its fourth quarter ended December 31, 2001.

Net sales for the quarter were a record $1.12 billion, compared with $972 million in the fourth quarter of 2000, an increase of 15%. It was Amazon.com’s first-ever billion-dollar quarter.

Amazon.com exceeded the goal it set a year ago—to reach pro forma operating profitability during the quarter—by delivering not only a pro forma operating profit, but also a pro forma net profit, which includes net interest expense. Pro forma operating profit was $59 million, compared with a loss of $60 million in the fourth quarter of 2000, an overall improvement of $119 million. Pro forma net profit for the fourth quarter of 2001 was $35 million, or $0.09 per share, compared with a pro forma net loss of $90 million, or $0.25 per share, in the fourth quarter of 2000.

On a GAAP basis, the Company recorded a fourth quarter 2001 net profit of $5 million, or $0.01 per share, compared with a fourth quarter 2000 net loss of $545 million, or $1.53 per share. Operating profit for the fourth quarter of 2001 was $15 million, compared with a loss of $322 million a year ago. (Details on the differences between GAAP results and pro forma operating profit and pro forma net profit are included below, with a detailed, tabular reconciliation of those differences.)

The Company also announced that effective today Amazon.com is providing a new class of economy shipping, Super Saver Shipping, which is free on qualifying orders. To qualify, orders must be over $99. (Other details and restrictions can be found at www.amazon.com/supersavershipping.) This is not a seasonal or limited-time promotion, but an indefinite, everyday, 365-days-a-year offer.

“There are two types of retailers: those that work hard to raise prices and those that work hard to lower prices. Though both models can be successful, we’ve decided to relentlessly follow the second model,” said Jeff Bezos, founder and CEO of Amazon.com. “In this spirit, we’re incredibly pleased to introduce Super Saver Shipping—free on orders over $99.”

“Our improvements in productivity allowed us to lower book prices and now allow us to offer free shipping,” said Warren Jenson, chief financial officer. “We expect that these money-saving initiatives for customers will continue to play an important role in our growth.”

International segment sales across the Company’s UK, Germany, France and Japan sites grew 81%. Including sales from the U.S. site, more than 29% of the Company’s sales were made to international customers. In addition, the Company’s operations for the UK and German sites had a combined pro forma operating profit for the fourth quarter of 2001, just three years after their launch.

Highlights of Fourth Quarter and Fiscal 2001 Results (comparisons are with fiscal 2000 and the fourth quarter of 2000)

•	Net sales for the 2001 fiscal year reached a record-setting $3.12 billion, a 13% increase.

•	Fiscal 2001 pro forma operating loss was $45 million, an improvement of more than $270 million.

•	Pro forma operating losses from our International sites declined by 76% to $11 million, or 4% of International net sales in fourth quarter 2001.

•	Electronics, Tools and Kitchen segment pro forma operating losses declined by $52 million, or 72%, to $20 million in fourth quarter 2001.

•	Marketplace (Used and other new) orders equaled approximately 15% of total U.S. orders in fourth quarter 2001, compared with 1% (Used launched November, 2000).

•	Annualized inventory turns improved 38% to 25 in fourth quarter 2001, up from 18.

•	Operating cash flow improved 41% to $349 million in fourth quarter 2001, a $101 million increase.

•	Cash and marketable securities were approximately $1 billion at December 31, 2001.

Financial Guidance

The following forward-looking statements reflect Amazon.com’s expectations as of January 22, 2002. Results may be materially affected by many factors, such as potential changes in general economic conditions and consumer spending, the emerging nature and rate of growth of the Internet and online commerce, and the various factors detailed below.

First Quarter 2002 Expectations

•	Net sales are expected to be between $775 million and $825 million, or grow between 11% and 18%.

•	Pro forma loss from operations is expected to be between break-even and $16 million, or between 0% and 2% of net sales.

Full Year 2002 Expectations

•	Net sales are expected to grow by 10% or more.

•	Positive operating cash flow, and possibly free cash flow, is expected.

•	Pro forma income from operations is expected to be $30 million or more.

These forward-looking statements are inherently difficult to predict. Actual results could differ materially for a variety of reasons, including, among others,the rate of growth of the economy in general and of the Internet and online commerce, customer spending patterns, the amount that Amazon.com invests in new business opportunities and the timing of those investments, the mix of products sold to customers, the mix of net sales derived from products as compared with services, risks of inventory management, the degree to which the Company enters into, maintains and develops service relationships with third-party sellers and other strategic transactions, fluctuations in the value of securities and non-cash payments Amazon.com receives in connection with such transactions, foreign currency exchange risks, seasonality, international growth and expansion, and risks of fulfillment throughput and productivity. Other risks and uncertainties include, among others, risk of future losses, significant amount of indebtedness, competition, potential fluctuations in operating results, management of potential growth, system interruption, consumer trends, fulfillment center optimization, inventory, limited operating history, government regulation and taxation, fraud and Amazon.com Payments, new business areas, business combinations, and strategic alliances. More information about factors that potentially could affect Amazon.com’s financial results is included in Amazon.com’s filings with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the year ended December 31, 2000, including all subsequent filings.

The Company intends to continue its practice of not updating forward-looking statements other than in publicly available documents.

Pro Forma Results

Pro forma results, which generally exclude non-operational, non-cash charges and benefits as well as one-time charges, are provided as a complement to results provided in accordance with accounting principles generally accepted in the United States (known as “GAAP”). A reconciliation of GAAP to pro forma is included in the attached financial statements.

Management measures the progress of the business using pro forma operating results, which exclude the following line items on the Company’s statements of operations:

•	Stock-based compensation

•	Amortization of goodwill and other intangibles

•	Restructuring-related and other

Pro forma net results exclude, in addition to the line items described above, the following line items on our statements of operations:

•	Other gains (losses), net

•	Equity in losses of equity-method investees, net

•	Cumulative effect of change in accounting principle

Conference Call

A conference call will be Webcast live at www.amazon.com/ir today at 8:30 a.m. EST/5:30 a.m. PST and will be available through March 31, 2002. This call will contain forward-looking statements and other material information.

About Amazon.com

Amazon.com opened its virtual doors on the World Wide Web in July 1995 and today offers Earth’s Biggest Selection. Amazon.com seeks to be the world’s most customer-centric company, where customers can find and discover anything they might want to buy online. Amazon.com and sellers list millions of unique new and used items in categories such as electronics, computers, kitchen and housewares, books, music, DVDs, videos, camera and photo items, toys, baby and baby registry, software, computer and video games, cell phones and service, tools and hardware, travel services, magazine subscriptions and outdoor living items. Through Amazon Marketplace, zShops and Auctions, any business or individual can sell virtually anything to Amazon.com’s millions of customers, and with Amazon.com Payments, sellers can accept credit card transactions, avoiding the hassles of offline payments. Amazon.com also offers the Amazon Credit Account, the online equivalent of a department store credit card, which provides shoppers the opportunity to buy now and pay later when shopping at Amazon.com.

Amazon.com operates four international Web sites: www.amazon.co.uk, www.amazon.de, www.amazon.fr and www.amazon.co.jp. It also operates the Internet Movie Database (www.imdb.com), the Web’s comprehensive and authoritative source of information on more than 300,000 movies and entertainment titles and 1 million cast and crew members dating from the birth of film.

CONTACT:

Amazon.com Investor Relations
Tim Halladay, 206/266-2171, ir@amazon.com

Amazon.com Public Relations
Bill Curry, 206/266-7180

AMAZON.COM, INC.

STATEMENTS OF OPERATIONS
(in thousands, except per share data)
(unaudited)

	Three Months Ended December 31,		Year Ended December 31,
	2001	2000	2001	2000
Net sales	$1,115,171	$972,360	$3,122,433	$2,761,983
Cost of sales	841,122	748,060	2,323,875	2,106,206

Gross profit	274,049	224,300	798,558	655,777

Operating expenses:
Fulfillment	109,019	131,028	374,250	414,509
Marketing	34,450	55,195	138,283	179,980
Technology and content	52,325	69,791	241,165	269,326
General and administrative	19,575	28,232	89,862	108,962
Stock-based compensation	1,937	(1,112)	4,637	24,797
Amortization of goodwill and other intangibles	37,537	79,210	181,033	321,772
Restructuring-related and other	4,681	184,052	181,585	200,311

Total operating expenses	259,524	546,396	1,210,815	1,519,657

Income (loss) from operations	14,525	(322,096)	(412,257)	(863,880)
Interest income	6,030	10,979	29,103	40,821
Interest expense	(35,290)	(36,094)	(139,232)	(130,921)
Other income (expense), net	5,365	(5,365)	(1,900)	(10,058)
Other gains (losses), net	16,312	(155,005)	(2,141)	(142,639)

Net interest expense and other	(7,583)	(185,485)	(114,170)	(242,797)

Income (loss) before equity in losses of equity-method investees	6,942	(507,581)	(526,427)	(1,106,677)
Equity in losses of equity-method investees, net	(1,855)	(37,559)	(30,327)	(304,596)

Income (loss) before change in accounting principle	5,087	(545,140)	(556,754)	(1,411,273)
Cumulative effect of change in accounting principle	—	—	(10,523)	—

Net income (loss)	$5,087	$(545,140)	$(567,277)	$(1,411,273)

Basic and diluted income (loss) per share:
Prior to cumulative effect of change in accounting principle	$0.01	$(1.53)	$(1.53)	$(4.02)
Cumulative effect of change in accounting principle	—	—	(0.03)	—

	$0.01	$(1.53)	$(1.56)	$(4.02)

Shares used in computation of
Basic income (loss) per share	371,420	355,681	364,211	350,873

Diluted income (loss) per share	384,045	355,681	364,211	350,873

Note: The attached “Financial and Operational Highlights” are an integral part of the press release financial statements.

AMAZON.COM, INC.

PRO FORMA STATEMENTS OF OPERATIONS
(in thousands, except per share data)
(unaudited)

	Three Months Ended
	December 31, 2001			December 31, 2000
	As Reported (1)	Pro Forma Adjustments	Pro Forma	As Reported (1)	Pro Forma Adjustments	Pro Forma
Net sales	$1,115,171	$—	$1,115,171	$972,360	$—	$972,360
Cost of sales	841,122	—	841,122	748,060	—	748,060

Gross profit	274,049	—	274,049	224,300	—	224,300
Operating expenses:
Fulfillment	109,019	—	109,019	131,028	—	131,028
Marketing	34,450	—	34,450	55,195	—	55,195
Technology and content	52,325	—	52,325	69,791	—	69,791
General and administrative	19,575	—	19,575	28,232	—	28,232
Stock-based compensation	1,937	(1,937)	—	(1,112)	1,112	—
Amortization of goodwill and other intangibles	37,537	(37,537)	—	79,210	(79,210)	—
Restructuring-related and other	4,681	(4,681)	—	184,052	(184,052)	—

Total operating expenses	259,524	(44,155)	215,369	546,396	(262,150)	284,246

Income (loss) from operations	14,525	44,155	58,680	(322,096)	262,150	(59,946)
Interest income	6,030	—	6,030	10,979	—	10,979
Interest expense	(35,290)	—	(35,290)	(36,094)	—	(36,094)
Other income (expense), net	5,365	—	5,365	(5,365)	—	(5,365)
Other gains (losses), net	16,312	(16,312)	—	(155,005)	155,005	—

Net interest expense and other	(7,583)	(16,312)	(23,895)	(185,485)	155,005	(30,480)

Income (loss) before equity in losses of equity-method investees	6,942	27,843	34,785	(507,581)	417,155	(90,426)
Equity in losses of equity-method investees, net	(1,855)	1,855	—	(37,559)	37,559	—

Net income (loss)	$5,087	$29,698	$34,785	$(545,140)	$454,714	$(90,426)

Net cash provided by operating activities	$349,120		$349,120	$247,653		$247,653

Basic and diluted income (loss) per share	$0.01		$0.09	1.53)		0.25)

Shares used in computation of
Basic income (loss) per share	371,420		371,420	355,681		355,681

Diluted income (loss) per share	384,045		384,045	355,681		355,681

(1)	In accordance with accounting principles generally accepted in the United States

Note: The attached “Financial and Operational Highlights” are an integral part of the press release financial statements.

AMAZON.COM, INC.

PRO FORMA STATEMENTS OF OPERATIONS
(in thousands, except per share data)
(unaudited)

	Year Ended
	December 31, 2001			December 31, 2000
	As Reported (1)	Pro Forma Adjustments	Pro Forma	As Reported (1)	Pro Forma Adjustments	Pro Forma
Net sales	$3,122,433	$—	$3,122,433	$2,761,983	$—	$2,761,983
Cost of sales	2,323,875	—	2,323,875	2,106,206	—	2,106,206

Gross profit	798,558	—	798,558	655,777	—	655,777
Operating expenses:
Fulfillment	374,250	—	374,250	414,509	—	414,509
Marketing	138,283	—	138,283	179,980	—	179,980
Technology and content	241,165	—	241,165	269,326	—	269,326
General and administrative	89,862	—	89,862	108,962	—	108,962
Stock-based compensation	4,637	(4,637)	—	24,797	(24,797)	—
Amortization of goodwill and other intangibles	181,033	(181,033)	—	321,772	(321,772)	—
Restructuring-related and other	181,585	(181,585)	—	200,311	(200,311)	—

Total operating expenses	1,210,815	(367,255)	843,560	1,519,657	(546,880)	972,777

Loss from operations	(412,257)	367,255	(45,002)	(863,880)	546,880	(317,000)
Interest income	29,103	—	29,103	40,821	—	40,821
Interest expense	(139,232)	—	(139,232)	(130,921)	—	(130,921)
Other expense, net	(1,900)	—	(1,900)	(10,058)	—	(10,058)
Other gains (losses), net	(2,141)	2,141	—	(142,639)	142,639	—

Net interest expense and other	(114,170)	2,141	(112,029)	(242,797)	142,639	(100,158)

Loss before equity in losses of equity-method investees	(526,427)	369,396	(157,031)	(1,106,677)	689,519	(417,158)
Equity in losses of equity-method investees, net	(30,327)	30,327	—	(304,596)	304,596	—

Loss before change in accounting principle	(556,754)	399,723	(157,031)	(1,411,273)	994,115	(417,158)
Cumulative effect of change in accounting principle	(10,523)	10,523	—	—	—	—

Net loss	$(567,277)	$410,246	$(157,031)	$(1,411,273)	$994,115	$(417,158)

Net cash used in operating activities	$(119,782)		$(119,782)	$(130,442)		$(130,442)

Basic and diluted loss per share:
Prior to cumulative effect of change in accounting principle	$(1.53)		$(0.43)	$(4.02)		$(1.19)
Cumulative effect of change in accounting principle	(0.03)		—	—		—

	$(1.56)		$(0.43)	$(4.02)		$(1.19)

Shares used in computation of basic and diluted loss per share	364,211		364,211	350,873		350,873

(1)	In accordance with accounting principles generally accepted in the United States

Note: The attached “Financial and Operational Highlights” are an integral part of the press release financial statements.

AMAZON.COM, INC.

SEGMENT INFORMATION
(in thousands)
(unaudited)

	Three Months Ended December 31, 2001
	U.S. Retail
	Books, Music and DVD/Video	Electronics, Tools and Kitchen	Total	Services	International	Consolidated
Net sales	$538,012	$216,614	$754,626	$98,113	$262,432	$1,115,171
Gross profit	139,812	34,678	174,490	44,531	55,028	274,049
Pro forma income (loss) from operations	63,938	(20,423)	43,515	25,715	(10,550)	58,680
Stock-based compensation						(1,937)
Amortization of goodwill and other intangibles						(37,537)
Restructuring-related and other						(4,681)
Net interest expense and other						(7,583)
Equity in losses of equity-method investees, net						(1,855)

Net income (loss)						$5,087

Segment highlights:
Y / Y net sales growth	5%	(2%)	3%	3%	81%	15%
Y / Y gross profit growth	1%	55%	8%	21%	110%	22%
Gross margin	26%	16%	23%	45%	21%	25%
Pro forma operating margin	12%	(9%)	6%	26%	(4%)	5%
Net sales mix	48%	19%	67%	9%	24%	100%

	Three Months Ended December 31, 2000
	U.S. Retail
	Books, Music and DVD/Video	Electronics, Tools and Kitchen	Total	Services	International	Consolidated
Net sales	$511,671	$220,203	$731,874	$95,601	$144,885	$972,360
Gross profit	138,989	22,407	161,396	36,672	26,232	224,300
Pro forma income (loss) from operations	39,122	(72,725)	(33,603)	17,207	(43,550)	(59,946)
Stock-based compensation						1,112
Amortization of goodwill and other intangibles						(79,210)
Restructuring-related and other						(184,052)
Net interest expense and other						(185,485)
Equity in losses of equity-method investees, net						(37,559)

Net loss						$(545,140)

Segment highlights:
Y / Y net sales growth	11%	62%	23%	967%	104%	44%
Y / Y gross profit growth	79%	N/A	152%	315%	77%	155%
Gross margin	27%	10%	22%	38%	18%	23%
Pro forma operating margin	8%	(33%)	(5%)	18%	(30%)	(6%)
Net sales mix	53%	22%	75%	10%	15%	100%

	Year Ended December 31, 2001
	U.S. Retail
	Books, Music and DVD/Video	Electronics, Tools and Kitchen	Total	Services	International	Consolidated
Net sales	$1,688,752	$547,190	$2,235,942	$225,117	$661,374	$3,122,433
Gross profit	453,129	78,384	531,513	126,439	140,606	798,558
Pro forma income (loss) from operations	156,753	(140,685)	16,068	42,042	(103,112)	(45,002)
Stock-based compensation						(4,637)
Amortization of goodwill and other intangibles						(181,033)
Restructuring-related and other						(181,585)
Net interest expense and other						(114,170)
Equity in losses of equity-method investees, net						(30,327)
Cumulative effect of change in accounting principle						(10,523)

Net loss						$(567,277)

Segment highlights:
Y / Y net sales growth	(1%)	13%	2%	13%	74%	13%
Y / Y gross profit growth	9%	76%	15%	9%	82%	22%
Gross margin	27%	14%	24%	56%	21%	26%
Pro forma operating margin	9%	(26%)	1%	19%	(16%)	(1%)
Net sales mix	54%	18%	72%	7%	21%	100%

	Year Ended December 31, 2000
	U.S. Retail
	Books, Music and DVD/Video	Electronics, Tools and Kitchen	Total	Services	International	Consolidated
Net sales	$1,698,266	$484,151	$2,182,417	$198,491	$381,075	$2,761,983
Gross profit	417,452	44,655	462,107	116,234	77,436	655,777
Pro forma income (loss) from operations	71,441	(269,890)	(198,449)	26,519	(145,070)	(317,000)
Stock-based compensation						(24,797)
Amortization of goodwill and other intangibles						(321,772)
Restructuring-related and other						(200,311)
Net interest expense and other						(242,797)
Equity in losses of equity-method investees, net						(304,596)

Net loss						$(1,411,273)

Segment highlights:
Y / Y net sales growth	30%	221%	50%	N/A	127%	68%
Y / Y gross profit growth	59%	N/A	90%	N/A	118%	126%
Gross margin	25%	9%	21%	59%	20%	24%
Pro forma operating margin	4%	(56%)	(9%)	13%	(38%)	(11%)
Net sales mix	61%	18%	79%	7%	14%	100%

Note: The attached “Financial and Operational Highlights” are an integral part of the press release financial statements.

AMAZON.COM, INC.

BALANCE SHEETS
(in thousands, except per share data)
(unaudited)

	December 31, 2001	December 31, 2000
ASSETS
Current assets:
Cash and cash equivalents	$540,282	$822,435
Marketable securities	456,303	278,087
Inventories	143,722	174,563
Prepaid expenses and other current assets	67,613	86,044

Total current assets	1,207,920	1,361,129
Fixed assets, net	271,751	366,416
Goodwill, net	45,367	158,990
Other intangibles, net	34,382	96,335
Investments in equity-method investees	10,387	52,073
Other equity investments	17,972	40,177
Other assets	49,768	60,049

Total assets	$1,637,547	$2,135,169

LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
Accounts payable	$444,748	$485,383
Accrued expenses and other current liabilities	305,064	272,683
Unearned revenue	87,978	131,117
Interest payable	68,632	69,196
Current portion of long-term debt and other	14,992	16,577

Total current liabilities	921,414	974,956
Long-term debt and other	2,156,133	2,127,464
Commitments and contingencies
Stockholders' deficit:
Preferred stock, $0.01 par value:
Authorized shares—500,000
Issued and outstanding shares—none	—	—
Common stock, $0.01 par value:
Authorized shares—5,000,000
Issued and outstanding shares—373,218 and 357,140, respectively	3,732	3,571
Additional paid-in capital	1,462,769	1,338,303
Deferred stock-based compensation	(9,853)	(13,448)
Accumulated other comprehensive loss	(36,070)	(2,376)
Accumulated deficit	(2,860,578)	(2,293,301)

Total stockholders' deficit	(1,440,000)	(967,251)

Total liabilities and stockholders' deficit	$1,637,547	$2,135,169

Note: The attached “Financial and Operational Highlights” are an integral part of the press release financial statements.

AMAZON.COM, INC.

STATEMENTS OF CASH FLOWS
(in thousands)
(unaudited)

	Three Months Ended December 31,		Year Ended December 31,
	2001	2000	2001	2000
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	$432,307	$647,048	$822,435	$133,309
OPERATING ACTIVITIES:
Net income (loss)	5,087	(545,140)	(567,277)	(1,411,273)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation of fixed assets and other amortization	21,047	22,741	84,709	84,460
Stock-based compensation	1,937	(1,112)	4,637	24,797
Equity in losses of equity-method investees, net	1,855	37,559	30,327	304,596
Amortization of goodwill and other intangibles	37,537	79,210	181,033	321,772
Non-cash restructuring-related and other	2,883	184,052	73,293	200,311
Loss (gain) on sale of marketable securities, net	(198)	3,877	(1,335)	(280)
Other losses (gains), net	(16,312)	155,005	2,141	142,639
Non-cash interest expense and other	6,510	6,450	26,629	24,766
Cumulative effect of change in accounting principle	—	—	10,523	—
Changes in operating assets and liabilities:
Inventories	(13,813)	(10,683)	30,628	46,083
Prepaid expenses and other current assets	2,641	3,412	20,732	(8,585)
Accounts payable	209,546	180,674	(44,438)	22,357
Accrued expenses and other current liabilities	65,243	113,374	50,031	93,967
Unearned revenue	38,098	31,727	114,738	97,818
Amortization of previously unearned revenue	(40,408)	(42,653)	(135,808)	(108,211)
Interest payable	27,467	29,160	(345)	34,341

Net cash provided by (used in) operating activities	349,120	247,653	(119,782)	(130,442)

INVESTING ACTIVITIES:
Sales and maturities of marketable securities	67,316	23,811	370,377	545,724
Purchases of marketable securities	(286,214)	(88,715)	(567,152)	(184,455)
Purchases of fixed assets, including internal-use software and web-site development	(7,534)	(37,331)	(50,321)	(134,758)
Investments in equity-method investees and other investments	(6,198)	(691)	(6,198)	(62,533)

Net cash provided by (used in) investing activities	(232,630)	(102,926)	(253,294)	163,978

FINANCING ACTIVITIES:
Proceeds from exercise of stock options and other	2,047	4,980	16,625	44,697
Proceeds from issuance of common stock, net of issuance costs	—	—	99,831	—
Proceeds from long-term debt and other	—	—	10,000	681,499
Repayment of long-term debt and other	(4,440)	(3,930)	(19,575)	(16,927)
Financing costs	—	—	—	(16,122)

Net cash provided by (used in) financing activities	(2,393)	1,050	106,881	693,147
Effect of exchange-rate changes on cash and cash equivalents	(6,122)	29,610	(15,958)	(37,557)

Net increase (decrease) in cash and cash equivalents	107,975	175,387	(282,153)	689,126

CASH AND CASH EQUIVALENTS, END OF PERIOD	$540,282	$822,435	$540,282	$822,435

SUPPLEMENTAL CASH FLOW INFORMATION:
Fixed assets acquired under capital leases	$114	$113	$4,597	$4,459
Fixed assets acquired under financing agreements	1,000	—	1,000	4,844
Equity securities received for commercial agreements	—	—	331	106,848
Stock issued in connection with business acquisitions and minority investments	5,000	—	5,000	32,130
Cash paid for interest	1,194	1,870	112,184	67,252

Note: The attached “Financial and Operational Highlights” are an integral part of the press release financial statements.

AMAZON.COM, INC.

SUPPLEMENTAL FINANCIAL INFORMATION AND BUSINESS METRICS
(unaudited)
(in millions, except per share data)

	Q4 2000	Q1 2001	Q2 2001	Q3 2001	Q4 2001	Y/Y Growth %
Results of Operations

Net sales	$972	$700	$668	$639	$1,115	15%
Net sales—trailing twelve months (TTM)	$2,762	$2,888	$2,978	$2,980	$3,122	13%
Net sales to customers outside the U.S. —% of net sales	21%	26%	28%	29%	29%	N/A

Gross profit	$224	$183	$180	$162	$274	22%
Gross margin—% of net sales	23.1%	26.1%	26.9%	25.4%	24.6%	N/A
Gross profit—TTM	$656	$710	$754	$749	$799	22%
Gross margin—TTM % of net sales	23.7%	24.6%	25.3%	25.1%	25.6%	N/A

Fulfillment costs—% of net sales	13.5%	14.0%	12.8%	12.7%	9.8%	N/A
Fulfillment costs—% of U.S. Retail and International combined net sales	14.9%	14.9%	13.6%	13.7%	10.7%	N/A

Pro forma operating expenses	$284	$231	$208	$189	$215	(24%)
Pro forma operating expenses—TTM	$973	$977	$959	$912	$844	(13%)

Pro forma operating income (loss)	$(60)	$(49)	$(28)	$(27)	$59	N/A
Pro forma operating margin—% of net sales	(6.2%)	(6.9%)	(4.2%)	(4.2%)	5.3%	N/A
Pro forma operating income (loss)—TTM	$(317)	$(266)	$(205)	$(164)	$(45)	(86%)

GAAP operating income (loss)	$(322)	$(217)	$(140)	$(70)	$15	N/A
GAAP operating income (loss)—% of net sales	(33.1%)	(30.9%)	(20.9%)	(11.0%)	1.3%	N/A
GAAP operating income (loss)—TTM	$(864)	$(883)	$(842)	$(749)	$(412)	(52%)

Pro forma net income (loss)	$(90)	$(76)	$(58)	$(58)	$35	N/A
Pro forma net income (loss) per share	$(0.25)	$(0.21)	$(0.16)	$(0.16)	$0.09	N/A
Pro forma net income (loss)—TTM	$(417)	$(372)	$(314)	$(282)	$(157)	(62%)

GAAP net income (loss)	$(545)	$(234)	$(168)	$(170)	$5	N/A
GAAP net income (loss) per share	$(1.53)	$(0.66)	$(0.47)	$(0.46)	$0.01	N/A
GAAP net income (loss)—TTM	$(1,411)	$(1,337)	$(1,188)	$(1,118)	$(567)	(60%)

U.S. books, music and DVD/video (US BMVD) segment:
US BMVD net sales	$512	$410	$390	$351	$538	5%
US BMVD net sales—TTM	$1,698	$1,706	$1,711	$1,662	$1,689	(1%)
US BMVD gross profit	$139	$109	$111	$93	$140	1%
US BMVD pro forma operating margin—% of US BMVD net sales	8%	7%	10%	7%	12%	N/A

U.S. electronics, tools and kitchen (US ETK) segment:
US ETK net sales	$220	$117	$111	$103	$217	(2%)
US ETK net sales—TTM	$484	$526	$545	$551	$547	13%
US ETK gross profit	$22	$17	$13	$13	$35	55%
US ETK pro forma operating margin—% of US ETK net sales	(33%)	(39%)	(37%)	(32%)	(9%)	N/A

Services segment:
Services net sales	$96	$42	$39	$46	$98	3%
Services net sales—TTM	$198	$218	$229	$223	$225	13%
Services gross profit	$37	$28	$26	$27	$45	21%
Services pro forma operating margin—% of Services net sales	18%	10%	11%	17%	26%	N/A

International segment:
International net sales	$145	$132	$128	$138	$262	81%
International net sales—TTM	$381	$438	$493	$544	$661	74%
International gross profit	$26	$28	$29	$28	$55	110%
International pro forma operating margin—% of International
net sales	(30%)	(26%)	(23%)	(20%)	(4%)	N/A

Note: The attached “Financial and Operational Highlights” are an integral part of this Supplemental Financial Information and Business Metrics.

AMAZON.COM, INC.

SUPPLEMENTAL FINANCIAL INFORMATION AND BUSINESS METRICS
(unaudited)
(in millions, except, net sales per active customer, marketing cost per new customer account, inventory turnover, accounts payable days, and employee data)

	Q4 2000	Q1 2001	Q2 2001	Q3 2001	Q4 2001	Y / Y Growth %
Customer Data *
New customer accounts	4.1	3.0	2.6	2.9	4.7	15%
Active customer accounts—TTM	19.8	20.5	21.1	23.0	24.7	25%
New customer accounts—international	1.1	1.0	0.9	1.0	1.6	45%
Active customer accounts—international—TTM	4.2	4.9	5.4	6.1	6.9	64%
Net sales (excluding catalog sales) per active customer account—TTM	$134	$135	$136	$126	$123	(8%)
Marketing cost per new customer account	$13	$12	$14	$11	$7	(46%)
U.S. customers (excluding Marketplace, Auctions and zShops customers) ordering from non-US BMVD stores	36%	19%	21%	22%	37%	N/A

Balance Sheet
Cash and marketable securities	$1,101	$643	$609	$668	$997	(9%)
Inventory, net	$175	$156	$129	$131	$144	(18%)
Inventory—% of net sales	17%	24%	21%	20%	12%	N/A
Inventory—% of TTM net sales	7%	6%	5%	5%	5%	N/A
Inventory turnover—annualized	17.7	12.6	13.7	14.7	24.5	38%
Inventory turnover—TTM	11.7	13.0	14.0	14.8	15.8	35%
Fixed assets, net	$366	$304	$292	$288	$272	(26%)
Accounts payable days—ending	60	45	48	46	49	(18%)

Cash Flows
Cash generated by (used in) operations	$248	$(407)	$2	$(64)	$349	41%
Cash used in operations—TTM	$(130)	$(217)	$(161)	$(221)	$(120)	(8%)
Purchases of fixed assets	$(37)	$(19)	$(10)	$(13)	$(8)	(78%)
Purchases of fixed assets—TTM	$(135)	$(128)	$(109)	$(80)	$(50)	(63%)
Other
Common shares outstanding	357	359	362	372	373	5%
Options outstanding—% of common shares outstanding	20%	12%	12%	18%	18%	N/A
Employees (full-time and part-time)	9,000	8,600	7,800	7,900	7,800	(13%)

*
Our customer account and active customer calculation methodology was modified in the third quarter 2001, primarily to include all customers who order new and used products through Amazon Marketplace. Our prior methodology did not capture all such customers. If second quarter 2001 customer metrics were presented under the modified methodology, new customer accounts, active customer accounts, International customer accounts, International active customer accounts, TTM net sales per active customer account, and marketing cost per new customer account would have been 2.7 million, 21.9 million, .8 million, 5.5 million, $131, and $13, respectively. Amounts prior to the 2001 second quarter have not been recalculated under the current methodology.

Note: The attached “Financial and Operational Highlights” are an integral part of this Supplemental Financial Information and Business Metrics.

AMAZON.COM, INC.
Financial and Operational Highlights
Fourth Quarter Ended December 31, 2001
(unaudited)

Results of Operations (all comparisons are with the comparable period of 2000)

Net Sales

•	Shipping revenue was approximately $125 million, up from $112 million.

•
The cash portion of Services net sales increased to approximately $93 million, or 95% of net sales, from $75 million, or 78%; non-cash Services revenues decreased to approximately $5 million, or 5%, from $21 million, or 22%.

•
Excluding fourth quarter 2000 online sales of toys and video games, which since September 2000 are now sold at www.amazon.com through our strategic alliance with Toysrus.com and reported in our Services segment, growth rates for our U.S. Electronics, Tools and Kitchen segment would have been 5%.

Gross Profit

•	Gross margin, excluding the results of our Services segment, would have been 23%, up from 21%.

•
Costs associated with our service revenues classified as cost of services generally include fulfillment-related costs to ship products on behalf of third-party sellers, costs to provide customer service, credit card fees and other related costs.

•
Shipping gross loss was approximately $11 million, down from $17 million; this includes the International segment’s shipping gross loss of approximately $6 million, up from $2 million. We continue to measure our shipping results relative to their impact on our overall financial results, with the viewpoint that shipping promotions are an effective promotional tool. We will continue offering shipping promotions to our customers, which reduce shipping revenue as a percentage of sales and will negatively affect gross margins on our retail sales.

Fulfillment

•
Fulfillment costs represent those costs incurred in operating and staffing our fulfillment and customer service centers, including costs attributable to receiving, inspecting and warehousing inventories; picking, packaging and preparing customers’ orders for shipment; credit card fees and bad debt costs; and responding to inquiries from customers. Fulfillment costs also include amounts paid to third-party cosourcers who assist us in fulfillment and customer service operations.

Stock-Based Compensation

•
During the first quarter of 2001, we offered a limited non-compulsory exchange of employee stock options. This option exchange offer results in variable accounting treatment for approximately 12 million stock options at December 31, 2001, which includes approximately 11 million options granted under the exchange offer with an exercise price of $13.375, and approximately 1 million options that were subject to the exchange offer but were not exchanged. Variable accounting treatment will result in unpredictable and potentially significant charges or credits, dependent on fluctuations in quoted prices for our common stock, which we are unable to forecast.

Amortization of Goodwill and Other Intangibles

•	The Financial Accounting Standards Board issued SFAS No. 142, “Goodwill and Other Intangible Assets” which requires use of a non-amortization approach to account for purchased goodwill and certain intangibles, effective January 1, 2002. We expect the adoption of this accounting standard will result in approximately $25 million of intangible assets being subsumed into goodwill, and will have the impact of substantially reducing our amortization of goodwill and intangibles effective January 1, 2002. Transitional impairments, if any, are not expected to be material; however, impairment reviews may result in future periodic write-downs.

Restructuring-Related and Other

•
We continued the implementation of our operational restructuring plan to reduce our operating costs, streamline our organizational structure and consolidate certain of our fulfillment and customer service operations. As a result of this initiative, we recorded restructuring and other charges of approximately $177 million during the first three quarters of 2001, and $5 million in the fourth quarter ended December 31, 2001. This initiative involved the reduction of employee staff by approximately 1,300 positions throughout the Company in managerial, professional, clerical, technical and fulfillment roles; consolidation of our Seattle corporate office locations; closure of our McDonough, Georgia, fulfillment center; seasonal operation of our Seattle fulfillment center (if necessary); closure of our customer service centers in Seattle and The Hague, Netherlands; and ongoing lease obligations for technology infrastructure no longer utilized. Each component of the restructuring plan has been substantially completed.

•
Costs that relate to ongoing operations, including inventory write-downs, are not part of restructuring charges. There have been no significant inventory write-downs resulting from the restructuring, and none are anticipated.

•
Cash payments resulting from the restructuring were $49 million in 2001, $14 million of which was paid in the December quarter. We anticipate the restructuring charges will result in the following net cash outflows:

	Leases (a)	Termination Benefits	Other	Total
	(in thousands)
Year Ending December 31,
2002	$35,578	$61	$5,159	$40,798
2003	5,476	—	3,031	8,507
2004	2,016	—	—	2,016
2005	1,983	—	—	1,983
2006	2,068	—	—	2,068
Thereafter	6,066	—	—	6,066

Total estimated cash outflows	$53,187	$61	$8,190	$61,438

(a)	Net of anticipated sublease income of approximately $68 million.

Other Income (Expense), Net

•
Other income (expense) consists primarily of net realized gains and losses on sales of marketable securities, miscellaneous state and foreign taxes and certain foreign-currency-related transaction gains and losses.

Other Gains (Losses), Net

•	Other gains, net were $16 million for the three months ended December 31, 2001, primarily consisting of a foreign-currency gain on 6.875% PEACS.

•
Currency gains and losses arising from the remeasurement of the 6.875% PEACS principal from Euros to U.S. dollars are recorded each quarter. We are unable to forecast the gains or losses associated with our PEACS that will result from fluctuations in foreign exchange rates in future periods. Absent the foreign-currency gain recorded this quarter, we would have reported a fourth quarter 2001 GAAP net loss.

Equity in Losses of Equity-Method Investees

•
Equity in losses of equity-method investees represents our share of losses of companies in which we have investments that give us the ability to exercise significant influence, but not control, over an investee. Equity-method losses reduce our underlying investment balances until the recorded basis is reduced to zero.

Income Taxes

•	At December 31, 2001, we had net operating losses of approximately $2.3 billion related to U.S. federal, state and foreign jurisdictions.

Earnings per Share

•
Diluted earnings per share is computed using the weighted average number of common and common stock equivalent shares outstanding during the period; common stock equivalent shares such as options, warrants and convertible securities are excluded from the computation if their effect is antidilutive.

Financial Condition

Cash and Marketable Securities

•
Cash and marketable securities are impacted by the effect of quarterly fluctuations in foreign-currency exchange rates, particularly the Euro. Our Euro investments, classified as available for sale, had a balance of 179 million Euros ($158 million, based on the exchange rate as of December 31, 2001).

•	Our marketable securities, at estimated fair value, consist of the following, as of December 31, 2001 (in thousands):

Certificates of deposit	$18,159
Commercial paper and short-term obligations	28,622
Corporate notes and bonds	37,602
Asset-backed and agency securities	232,821
Treasury notes and bonds	125,947
Equity securities	13,152

$456,303

Certain Definitions and Other

•
Our segment reporting includes four segments: U.S. Books, Music and DVD/Video; U.S. Electronics, Tools and Kitchen; International; and Services. Allocation methodologies are consistent with past presentations, and prior period amounts have been reclassified to conform with the current period presentation.

•
The U.S. Books, Music and DVD/Video segment includes revenues, direct costs and cost allocations associated with retail sales from www.amazon.com for books, music, DVD and video products and for magazine subscriptions, including commissions earned on sales of similar products, new or used, through Amazon Marketplace. This segment also includes product sales, direct costs and cost allocations associated with stores offering these products through our Syndicated Stores program, such as www.borders.com.

•
The U.S. Electronics, Tools and Kitchen segment includes revenues, direct costs and cost allocations associated with www.amazon.com retail sales of electronics, computers, kitchen and housewares, camera and photo items, software, cell phones and service, tools and hardware, outdoor living items, and computer and video games products, sold other than through our Toysrus.com strategic alliance, as well as catalog sales of toys, tools and hardware. This segment also includes commissions earned on sales of similar products, new or used, through Amazon Marketplace. This segment includes commissions and other amounts earned from offerings of these products by third-party sellers under our Merchant@amazon.com Program, including our strategic alliance with Circuit City, and will include stores offering these products, if any, through its Syndicated Stores.

•
The International segment includes all revenues, direct costs and cost allocations associated with the retail sales of our four internationally-focused sites: www.amazon.de, www.amazon.fr, www.amazon.co.jp and www.amazon.co.uk.

•
The Services segment includes revenues, direct costs and cost allocations associated with our business-to-business strategic alliances, including the Merchant Program and certain aspects of the Merchant@amazon.com Program, as well as the strategic alliance with America Online. This segment also includes Amazon Auctions, zShops and Payments, and miscellaneous marketing and promotional agreements.

•
All references to customers mean customer accounts, which are unique e-mail addresses, established either when a customer’s order is shipped or when a customer orders from a third-party seller. Customer accounts include customers of Amazon Marketplace, Auctions and zShops services, and customer accounts under our Merchant@amazon.com and Syndicated Stores programs, but exclude Amazon Payments customers, our catalog customers, and the customers of selected companies with whom we have strategic marketing and promotional relationships.

•
Trailing twelve-month net sales per active customer account figures include all amounts earned through Internet sales, including net sales earned from new or used products sold through Amazon Marketplace, Auctions and zShops services, and products sold through our Merchant@amazon.com and Syndicated Stores programs, but excluding products sold through our catalogs and certain strategic alliances and sales of inventory to Toysrus.com. A customer is considered active upon placing an order.